UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 001-32749

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fresenius Medical Care North America 401(k) Savings Plan

920 Winter Street

Waltham, MA 02451-1457

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fresenius Medical Care AG & Co. KGaA

Else-Kröner Straße 1

61352 Bad Homburg, v.d. H. Germany

FRESENIUS MEDICAL CARE

NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2012 and 2011

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INDEX

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:	1 - 2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012	4

Notes to Financial Statements	5 - 20

SUPPLEMENTAL SCHEDULE:

Schedule of Assets Held for Investment Purposes as of December 31, 2012	21

SIGNATURES:

Signatures	22

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:

Exhibit Index	23

Exhibit 23.1 - Consent of Walsh, Jastrem & Browne, LLP	24

Walsh, Jastrem & Browne, LLP

Certified	Seaport West
Public Accountants & Consultants	155 Seaport Boulevard
Boston, MA 02210
617 227 3333
617 227 5430 Fax
www.wjbcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of

Fresenius Medical Care North America 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Fresenius Medical Care North America 401(k) Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WALSH, JASTREM & BROWNE, LLP

Boston, Massachusetts

June 27, 2013

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:

Participant Directed Investments, at fair value	$1,307,664,985	$1,129,655,608
Cash	6,478,432	9,405,349
Interest and dividends receivable	332,555	39,035
Contributions receivable - employer	18,767,677	23,930,188
Notes receivable from participants	51,818,920	48,449,217
Receivable for investments sold	499,202	—

Total assets	1,385,561,771	1,211,479,397

LIABILITIES:

Accrued administrative expenses	1,108,666	726,394

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,384,453,105	1,210,753,003

Adjustments from fair value to contract value (for interest in stable value fund) related to fully benefit-responsive investment contract	(12,919,516)	(5,676,353)

NET ASSETS AVAILABLE FOR BENEFITS	$1,371,533,589	$1,205,076,650

See accompanying notes to financial statements

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Participant contributions -
Salary deferrals	$103,264,251
Rollovers	7,885,368
Employer contributions -
Matching	35,145,501
Profit sharing	9,379,607
Defined contribution	2,231,474
Dividend and interest income	12,609,243
Net realized and unrealized appreciation in value of investments	115,208,086
Total additions	285,723,530

DEDUCTIONS:
Benefits paid to participants	101,639,539
Administrative expenses	2,996,393
Total deductions	104,635,932

NET ADDITIONS BEFORE TRANSFERS	181,087,598

TRANSFERS:
Transfers in from other plans	677,889
Transfer out to other plan	(15,308,548)
Total transfers	(14,630,659)

NET ADDITIONS	166,456,939

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	1,205,076,650

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$1,371,533,589

See accompanying notes to financial statements

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.         DESCRIPTION OF THE PLAN

Organization - Fresenius Medical Care North America 401(k) Savings Plan (the Plan) is sponsored by National Medical Care, Inc. d/b/a Fresenius Medical Care North America (the Company) for the benefit of the employees of the Company and employees of entities owned or controlled by the Company.  The Company is a provider of dialysis products and services.

The administration of the Plan is the responsibility of the Administrative Committee, appointed by the Company’s Board of Directors. Mercer Trust Company is the trustee and recordkeeper of the Plan.

The following description of the Plan provides only general information. Special provisions may apply for certain participants who joined the Plan pursuant to Company acquisitions.  Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees meeting the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A summary description of the Plan is available from the Plan Administrator.

Eligibility - An employee becomes eligible for participation in the Plan on the first day of the month following the completion of ninety days of service, subject to further limitations, as described in the Plan document.

Participant Accounts - Each participant’s account is credited with the participant’s and Company’s contributions and allocations of Plan earnings. Participant and employer contributions are invested as directed by the participants into one or more designated investment options offered by the Plan. Additionally, participants have the option to establish a plan level brokerage account to allow the opportunity to invest in a wide array of securities.  Participants may change their investment selections at any time. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.         DESCRIPTION OF THE PLAN (continued)

Participant and Company Matching Contributions - Each participant may contribute from 1% to 75% of his or her eligible earnings on a pre-tax basis, subject to certain limitations. The Company makes matching contributions to the Plan at an amount equal to 50% of the first 6% of eligible employee earnings, subject to certain limitations. Company matching contributions commence for participants who have completed one year of service. Company matching contributions are funded on a quarterly basis.  Participants who are not employed by the Company at the end of a particular quarter will not be eligible for the matching contribution. See Note 13.

Participants are at all times 100% vested to the extent of their own contributions.  Active participants since January 1, 2007 vest in the employer matching contributions according to the following schedule:

Period of Service	Percentage Vested
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 years or more	100%

Participants terminated prior to January 1, 2007 vest in the employer matching contributions according to the vesting schedule in effect at the time of termination.

Company Profit Sharing— The Company may make discretionary profit sharing contributions to the Plan for the benefit of all eligible participants. Employees who have completed a year of service for the plan year for which the contribution relates and are employed by the Company on the last day of the plan year for which the contribution relates are eligible to participate in this component of the plan.  Certain employees covered under collective bargaining agreements are not eligible to participate.  Any discretionary profit sharing contributions are allocated to eligible participants based on compensation, with participants having ten years or more of service as of January 1, 2002 entitled to a higher profit sharing allocation.  Participants are immediately 100% vested in all discretionary profit sharing contributions.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.         DESCRIPTION OF THE PLAN (continued)

Defined Contribution- The Company makes payments to the Plan referred to as a “defined contribution” for the benefit of all eligible participants. Employees satisfying all of the following requirements are eligible to participate in this component of the Plan: (i) the employee was employed by the Company as of March 9, 2002; (ii) the employee was a participant in the Fresenius Medical Care North America Retirement Plan (“Pension Plan”) on March 9, 2002, and (iii) the employee had completed ten years of pension service as of March 9, 2002. Employees eligible to participate will only receive a defined contribution allocation for a given plan year after the completion of 15 years of pension service as long as the employee is employed by the Company on the last day of the plan year for which the contribution relates.  Participants are immediately 100% vested in such contributions.

The amount of the defined contribution for each eligible participant is actuarially determined and is principally based on the participant’s length of service, level of compensation, projected benefit from the Pension Plan, and the projected benefit from the profit sharing component of this Plan. Certain actuarial assumptions related to annual compensation percentage increases, annual investment returns and anticipated profit sharing funding levels are made in determining the defined contribution funding amounts.

Forfeitures - At December 31, 2012, forfeited account balances totaled $784,306. Forfeitures are used to reduce Company contributions and/or offset administrative expenses of the Plan. In January 2013, the Company used $775,000 of forfeited account balances to reduce Company contributions for 2012 that were funded in 2013.

Distributions — At termination of employment, the participant is entitled to withdraw his or her entire account balance from the Plan. Any remaining unpaid loan balances at termination of employment are treated as distributions. Terminated employees with account balances of less than $5,000 must withdraw their account balances from the Plan.  Terminated employees with participant account balances greater than $5,000 may elect to leave their funds in the Plan until age 70 1/2. The Plan allows participants with account balances greater than $5,000 to elect payouts in the form of an annuity over a period not to exceed 25 years. In certain instances, prior to termination, participants may (subject to approval by the Administrative Committee) withdraw account balances to defray financial obligations.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.         DESCRIPTION OF THE PLAN (continued)

Plan Termination — Although the Company expects to continue the Plan as a permanent, tax-deferred savings program for the exclusive benefit of Company employees, the continuance of the Plan is not assumed by the Company as a contractual obligation. The Company reserves the right to amend or terminate the Plan subject to the provisions set forth by ERISA. If the Company terminates the Plan, accounts will be valued as of the termination date and distributed in a lump sum payment to each participant, subject to ERISA and/or other legal requirements that may exist at that time.

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting - The accompanying financial statements have been prepared using the accrual method of accounting under accounting principles generally accepted in the United States of America (“GAAP”).

Investments — Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 6 for discussion of fair value measurements.

As required under GAAP, the Plan’s investment in a stable value fund with underlying investments in an investment contract is presented in the statements of net assets available for benefits at fair value with an additional line item showing an adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The statement of changes in net assets available for benefits with respect to such contract is presented on a contract value basis.  Contract value represents contributions made, plus earnings, less participant withdrawals and is the relative measurement attributable to a fully benefit-responsive investment contract because contract value is the amount participants would ordinarily receive if they were to initiate permitted transactions under the terms of the Plan. Certain events, such as Plan termination or a premature termination of the contract could limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with the Plan participants are probable of occurring (See Note 5).

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits — Benefits are recorded when paid.

Administrative Expenses — Certain administrative costs of the Plan have been absorbed by the Company.

Estimates - The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recent Accounting Pronouncement — Effective January 1, 2012, the Plan adopted Financial Accounting Standards Board Accounting Standards Update No. 2011-04: “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (ASU 2011-04).  ASU 2011-04 more closely aligns U.S. GAAP and International Financial Reporting Standards with respect to fair value measurements and disclosures.  ASU 2011-04 also amends certain principles relating to the measurement of certain financial instruments and provides for additional disclosure requirements for certain fair value measurements.  The adoption of ASU 2011-04 did not have a material impact on the Plan’s financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.         INVESTMENTS

The following presents the Plan’s investments (all participant directed) at December 31, 2012 and 2011. Investments representing 5% or more of Plan net assets are separately identified:

	2012	2011
Collective Investment Funds -
BlackRock Institutional Trust Company N.A.:
Equity Index Fund F	$427,812,479	$375,629,568
Russell 2000 Index Fund F	91,886,865	78,840,102
Mid Capitalization Equity Index Fund F	78,096,352	63,838,354
U.S. Debt Index Fund F	130,538,935	115,633,672
BlackRock MSCI ACWI ex — U.S. Index Fund F	120,992,337	94,294,371
Other Investment Funds	42,594,128	28,347,717
MassMutual Stable Value Fund	291,707,420	257,223,725
Fresenius Medical Care AG	96,123,212	95,870,970
Mutual Funds	19,520,811	14,856,085
Common Stocks	7,685,632	4,613,150
Corporate Bonds	706,814	501,726
Other	—	6,168
Total investments, at fair value	$1,307,664,985	$1,129,655,608

For the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $115,208,086 as follows:

Net
Appreciation
Collective Investment Funds	$112,274,027
Mutual Funds	1,127,682
Fresenius Medical Care AG — shares	1,143,921
Other Securities — Brokerage Link	662,456

$115,208,086

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.         PARTICIPANT INVESTMENT OPTIONS

The following table presents a description of the investment options and the fair value of the investments of each fund option as of December 31, 2012 and 2011:

	2012	2011
BlackRock Large Cap Blend Index Fund — This fund invests in the Equity Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the S&P 500® Index by investing in stocks that make up the index	$313,480,219	$278,966,741

BlackRock Mid Cap Index Fund — This fund invests in the Mid Capitalization Equity Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the S&P 400® Index by investing in stocks that make up the index	44,256,509	36,518,689

BlackRock Small Cap Index Fund — This fund invests in the Russell 2000® Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Russell 2000® Index by investing in a diversified sample of stocks that make up the index	71,732,034	62,754,235

BlackRock International Index Fund — This fund invests in the BlackRock MSCI ACWI ex — U.S. Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the MSCI ACWI ex — U.S. Index by investing in stocks that make up the index	45,053,543	37,432,101

BlackRock Emerging Markets Index Fund — This fund invests in the Emerging Markets Index Non-Lendable Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the MSCI Emerging Markets Index by investing in stocks that make up the index	5,856,962	2,731,853

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.         PARTICIPANT INVESTMENT OPTIONS (continued)

	2012	2011
BlackRock U.S. Debt Index Fund — This fund invests in the U.S. Debt Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Barclays Capital Aggregate Bond Index by investing in a diversified sample of the bonds that make up the index	72,480,093	71,040,525

BlackRock TIPS Index Fund — This fund invests in the U.S. Treasury Inflation Protected Securities Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Barclays Capital U.S. TIPS Index by investing in some or all of the bonds that make up the index	7,985,543	4,754,862

MassMutual Stable Value Fund — This fund is designed to provide a stable rate of return, generated from performance of a Core Bond portfolio, that insulates the fund from daily fluctuations in the bond market. The fixed rate of return resets quarterly	218,178,029	207,005,952

Target Date Retirement Funds— These funds invest in a mix of the above funds and are designed for plan participants expecting to retire around the year indicated in the fund name. The asset allocation strategy of these funds generally become increasingly conservative as the target retirement date approaches. The target date funds are as follows:

Target Retirement Income Fund	8,824,427	6,527,731
Target Retirement 2010 Fund	16,863,522	17,956,090
Target Retirement 2015 Fund	57,582,332	50,319,789
Target Retirement 2020 Fund	76,854,798	61,076,675
Target Retirement 2025 Fund	69,468,478	52,166,904
Target Retirement 2030 Fund	53,257,647	39,525,376
Target Retirement 2035 Fund	50,725,616	36,305,151
Target Retirement 2040 Fund	33,234,649	23,555,269
Target Retirement 2045 Fund	21,744,327	14,860,620
Target Retirement 2050 Fund	16,049,788	10,308,946

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.         PARTICIPANT INVESTMENT OPTIONS (continued)

	2012	2011
Vanguard Long Term Bond Index Fund— This fund is a publicly traded mutual fund that seeks to match the performance of the Barclays Capital U.S. Long Government/Credit Float Adjusted Bond Index	15,722,562	11,639,097

Fresenius Company Stock Fund— This fund invests in Fresenius Medical Care AG Company stock	96,123,212	95,870,970

Brokerage Link— This investment option allows participants to establish a plan level brokerage account with TD Ameritrade for the opportunity to invest in common stocks, mutual funds, corporate bonds and other securities	12,190,695	8,338,032

Total	$1,307,664,985	$1,129,655,608

5.         STABLE VALUE FUND

The Plan provides a stable value fund option to participants, referred to as the “MassMutual Stable Value Fund”, consisting of an investment in an underlying guaranteed investment contract. This fund option is designed to provide a guaranteed rate of return with crediting interest rates that reset on a quarterly basis. The Plan has entered into a group annuity contract with Massachusetts Mutual Life Insurance Company (“MassMutual”), whereby deposits made by the Plan to the contract are maintained in an account separate from MassMutual’s general investment account thereby insulating the account from liability arising out of other business activities conducted by MassMutual. The separate account invests in a diversified portfolio of fixed income securities, including corporate, mortgage backed, and government and agency bonds and may include derivative instruments. At December 31, 2012, the contract value and fair value of the Plan’s investment in the contract was $278,787,904 and $291,707,420, respectively. At December 31, 2011, the contract value and fair value of the Plan’s investment in the contract was $251,547,372 and $257,223,725, respectively. The crediting interest rates ranged from 3.30% to 3.00% in 2012 and 3.70% to 3.30% in 2011. The average yield was 3.21% in 2012 and 3.53% in 2011.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.         STABLE VALUE FUND (continued)

The stable value fund is considered fully benefit-responsive whereby participants are permitted to make withdrawals at contract value for benefit payments, loans or transfers to other investment options.

6.         FAIR VALUE MEASUREMENTS

Under GAAP, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  A fair value hierarchy has been established under GAAP that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1	Observable inputs based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs for assets or liabilities, other than quoted prices included in Level 1, which are either directly or indirectly observable as of the measurement date. Inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs derived principally from or corroborated by observable market data by correlation or other means.

Level 3

Unobservable inputs where there is little or no market activity for the assets or liabilities. These inputs reflect Plan management’s assumptions of the data market participants would use in pricing an asset or liability, based on the best information available in the circumstances.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.         FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for Plan assets measured at fair value at December 31, 2012 and 2011.

Collective Investment Funds — Investments in collective investment funds are stated at fair value, which represents the net asset value of the units held by the Plan at year end, as determined by the issuer of the collective investment funds based on the fair value of the underlying investments.

Stable Value Fund — The Plan’s investment in the stable value fund is stated at fair value of the underlying contract, as provided by the insurance company issuing the contract, based on the fair value of the securities underlying the contract.

Fresenius Medical Care AG shares  —  The Plan’s investment in shares of Fresenius Medical Care AG (the parent company of the Plan sponsor), which trade on the New York Stock Exchange in the form of American Depository Receipts (ADRs), is valued at the share’s closing price on the last business day of the Plan year.

Mutual Funds — Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of the shares held by the Plan at year end.

Common Stocks — Common stocks are valued at end of year quoted prices on the market on which the individual securities are traded.

Corporate Bonds — Certain corporate bonds are valued at the closing price on the market on which the bonds are traded.  Corporate bonds traded in the over-the-counter market are valued at the average of the last reported bid and asked prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.         FAIR VALUE MEASUREMENTS (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds —
Bond	$15,722,562	$—	$—	$15,722,562
Other (a)	3,798,249	—	—	3,798,249
Collective Investment Funds -
Equity — domestic largecap	—	427,812,479	—	427,812,479
Equity — domestic midcap	—	78,096,352	—	78,096,352
Equity — domestic smallcap	—	91,886,865	—	91,886,865
Equity - international	—	120,992,337	—	120,992,337
Equity — emerging markets	—	28,715,594	—	28,715,594
U.S. Bond	—	130,538,935	—	130,538,935
U.S. Bond — inflation protected	—	13,878,534	—	13,878,534
Stable Value Fund	—	291,707,420	—	291,707,420
Fresenius Medical Care AG - Shares	96,123,212	—	—	96,123,212
Common Stocks (a)	7,685,632	—	—	7,685,632
Corporate Bonds (a)	—	706,814	—	706,814
Total Investments	$123,329,655	$1,184,335,330	$—	$1,307,664,985

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.         FAIR VALUE MEASUREMENTS (continued)

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual Funds —
Bond	$11,639,097	$—	$—	$11,639,097
Other (a)	3,216,988	—	—	3,216,988
Collective Investment Funds -
Equity — domestic largecap	—	375,629,568	—	375,629,568
Equity — domestic midcap	—	63,838,354	—	63,838,354
Equity — domestic smallcap	—	78,840,102	—	78,840,102
Equity - international	—	94,294,371	—	94,294,371
Equity — emerging markets	—	18,730,733	—	18,730,733
U.S. Bond	—	115,633,672	—	115,633,672
U.S. Bond — inflation protected	—	9,616,984	—	9,616,984
Stable Value Fund	—	257,223,725	—	257,223,725
Fresenius Medical Care AG - Shares	95,870,970	—	—	95,870,970
Common Stocks (a)	4,613,150	—	—	4,613,150
Corporate Bonds (a)	—	501,726	—	501,726
Other (a)	—	6,168	—	6,168
Total Investments	$115,340,205	$1,014,315,403	$—	$1,129,655,608

(a) - Investments in brokerage accounts of Plan participants choosing the “Brokerage Link” investment option. Such investments consist of a variety of classes of common stocks, mutual funds, corporate bonds and other investments as directed by Plan participants.

For the year ended December 31, 2012, there were no transfers among Levels 1, 2 or 3.

7.         NOTES RECEIVABLE FROM PARTICIPANTS

Participants may at any time borrow up to 50% (but not more than $50,000) of their vested account balances with a minimum loan amount of $500. Such loans are secured by the participants’ account balances. The loans bear a reasonable rate of interest and must be repaid in equal payments in five years or less. A longer repayment period may be allowed for loans granted to purchase a primary residence.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

8.         RELATED PARTY TRANSACTIONS

The Plan invests in collective investment funds offered and managed by BlackRock Institutional Trust Company N.A. (“BlackRock”).  BlackRock charged the Plan investment management fees of $330,687 in 2012, of which $87,170 is payable at December 31, 2012 and is included in accrued administrative expenses.

Mercer Trust Company, the trustee and recordkeeper of the Plan, charged the Plan $2,012,821 in 2012 for recordkeeping services, of which $401,512 is payable at December 31, 2012 and is included in accrued administrative expenses.

The Plan invests in shares of the Plan Sponsor.  Transactions in such investments are considered party-in-interest transactions as defined by ERISA but are exempt from the prohibited transaction rules.

9.         RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of amounts per the financial statements to Form 5500 for the year ended December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$1,371,533,589	$1,205,076,650

Adjustment from contract value to fair value (for interest in stable value fund) related to fully benefit-responsive investment contract	12,919,516	5,676,353

Net assets available for benefits per Form 5500	$1,384,453,105	$1,210,753,003

Total net additions in net assets per the financial statements		$166,456,939

Adjustment from contract value to fair value (for interest in stable value fund) related to fully benefit-responsive investment contract		7,243,163

Total net additions in net assets per Form 5500		$173,700,102

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

10.       TAX STATUS OF THE PLAN

The Internal Revenue Service, by letter dated December 15, 2009, determined that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (the “Code”) and is, therefore, considered to be exempt from Federal income taxes under the provisions of Section 501(a).  The Plan has been amended since receiving the determination letter, however, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a  liability or disclosure in the financial statements.  The Plan is subject to routine audits by the tax authorities; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

11.       RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of collective investment funds, stable value fund, mutual funds and shares of Fresenius Medical Care AG. Additionally, Plan participants can invest in a wide array of securities through a plan level brokerage account.  Such investments are exposed to various risks, such as interest rate, market, and credit risks. Due to such risks, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

12.       TRANSFERS FROM/TO OTHER PLANS

Pursuant to acquisitions by the Company, the Vascular Radiology Associates II 401(k) Profit Sharing Plan and the National Vascular Care Retirement Plan were merged into the Plan in 2012.  The aggregate amount of the assets merged into the Plan totaled $677,889.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

12.       TRANSFERS FROM/TO OTHER PLANS  (continued)

Pursuant to a divestiture by the Company, certain participant account balances were transferred to the Dialysis Newco Inc. 401(k) Savings Plan in 2012. The aggregate amount of the assets transferred out of the Plan totaled $15,308,548.

13.       SUBSEQUENT EVENTS

Pursuant to Company acquisitions, the Liberty Dialysis- Hawaii LLC 401(k) Plan, the Liberty Dialysis, LLC 401(k) Plan and the Renal Advantage Inc. 401(k) Retirement Plan were merged into the Plan effective February 1, 2013. The aggregate amount of the assets transferred into the Plan as a result of such mergers totaled $60,223,204.

Effective January 1, 2013, the Company changed the timing for funding of matching contributions from a quarterly basis to an annual basis at the end of each Plan year. Participants who are not employed by the Company at the end of the Plan year (December 31) will not be eligible for the matching contribution.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2012

	(b)	(c)		(d)	(e)
(a)	Identity of Issue	Description		Cost	Current Value

	Collective Investment Funds -

*	BlackRock Institutional Trust Company N.A.:
	Equity Index Fund F	17,862,734	Units	**	$427,812,479
	Russell 2000 Index Fund F	3,883,638	Units	**	91,886,865
	Mid Capitalization Equity Index Fund F	1,783,033	Units	**	78,096,352
	U.S. Debt Index Fund F	4,685,532	Units	**	130,538,935
	BlackRock MSCI ACWI ex - U.S. Index Fund F	6,233,505	Units	**	120,992,337
	U.S. Treasury Inflation Protected Securities Fund F	679,987	Units	**	13,878,534
	Emerging Markets Index Non-Lendable Fund F	1,462,097	Units	**	28,715,594
					891,921,096

*	Fresenius Medical Care AG	2,802,426	Shares (ADRs)	**	96,123,212

	Mutual Fund -
	Vanguard Long Term Bond Index Fund	1,101,791	Shares	**	15,722,562

	MassMutual Stable Value Fund	Group annuity contract		**	291,707,420

	Brokerage Link	Brokerage accounts		**	12,190,695

	Participant loans	Interest range of 4.25%-10.75%		—	51,818,920

	Total				$1,359,483,905

*	-	denotes a party-in-interest as defined by ERISA
**	-	participant directed

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Fresenius Medical Care North America 401(k) Savings Plan

Date	June 28, 2013	By:	/s/ Mark Fawcett
Mark Fawcett, Trustee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Internal Page No.	Sequential Page No.

23.1	Consent of Walsh, Jastrem & Browne, LLP	24	27